EXHIBIT 12.01

COMPUTATION OF RATIO OF COMBINED PREFERENCE DIVIDENDS AND FIXED

CHARGES TO EARNINGS

(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our ratio of combined preference dividends and fixed charges to earnings for the years ended December 31, 2003, 2004, 2005, 2006, 2007 and for the nine months ended September 30, 2008. As earnings were inadequate to cover the combined fixed charges, we have provided the coverage deficiency amounts. Fixed charges are the sum of (i) interest costs including the amortization of deferred financing costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 6.0% for the years ended 2007 and 2008, and 8.5% for the years ended 2003, 2004, 2005 and 2006.

	Year Ended December 31,					Nine Months Ended September 30, 2008
	2003	2004	2005	2006	2007
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Net loss before accretion to redemption of Series B, Series C, and Series D redeemable convertible preferred stock	$(9,915)	$(13,946)	$(30,767)	$(46,599)	$(45,878)	$(41,734)
Interest expense on indebtedness	$—	$—	$—	$95	$2,984	$2,732
Amortized expense of indebtedness on capitalized debt offering costs	$—	$—	$—	$—	$420	$412
Interest expense on portion of rent expense representative of interest	$11	$100	$155	$352	$316	$306

Earnings	$(9,904)	$(13,846)	$(30,612)	$(46,152)	$(42,158)	$(38,284)
Interest expense on indebtedness	$—	$—	$—	$95	$2,984	$2,732
Amortized expense of indebtedness on capitalized debt offering costs	$—	$—	$—	$—	$420	$412
Interest expense on portion of rent expense representative of interest	$11	$100	$155	$352	$316	$306

Total Fixed Charges	$11	$100	$155	$447	$3,720	$3,450

Ratio of earnings to fixed charges	—	—	—	—	—	—

Coverage deficiency	$(9,915)	$(13,946)	$(30,767)	$(46,599)	$(45,878)	$(41,734)